RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
June 23, 2010
(Unaudited)


At a special meeting of shareholders of Virtus Disciplined Small-Cap Opportunity Fund, a former series of Virtus Insight Trust, held on June 23, 2010, shareholders voted on the following proposal:


To approve an Agreement and Plan of Reorganization to merge Virtus Disciplined Small-Cap Opportunity Fund, a former series of Virtus Insight Trust into Virtus Small-Cap Core Fund, a series of Virtus Equity Trust

Number of Eligible Shares Voted:
                        For              Against         Abstain
                    6,147,550.652      13,546.052       8,052.874